FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga CHMP opinion for symptomatic chronic HF

19 December 2022 7:00 GMT

Forxiga recommended for approval in the EU by CHMP
for symptomatic chronic heart failure

If approved, Forxiga will be the first heart failure therapy indicated across the full ejection fraction range with proven mortality reduction

AstraZeneca's Forxiga (dapagliflozin) has been recommended for approval in the European Union (EU) to extend the indication for heart failure with reduced ejection fraction (HFrEF) to cover patients across the full spectrum of left ventricular ejection fraction (LVEF) including HF with mildly reduced and preserved ejection fraction (HFmrEF, HFpEF).

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on results from the DELIVER Phase III trial, published in The New England Journal of Medicine1 and results from a pre-specified, patient level, pooled analysis of the DAPA-HF and DELIVER Phase III trials published in Nature Medicine2. The pooled analysis showed Forxiga to be the first HF medication to demonstrate mortality benefit across the full ejection fraction range3.

HF is a life-threatening chronic disease in which the heart cannot pump enough blood around the body4, affecting 15 million people in the EU5. Patients with HFmrEF or HFpEF experience an especially high burden of symptoms and physical limitations, and a poor quality of life, which is why improving health status is a key goal of management6.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "Forxiga has already transformed the standard of care for millions of people in the EU living with heart failure. If approved for this new, broader indication for heart failure with mildly reduced or preserved ejection fraction, more patients will be able to benefit from this well-tolerated and guideline-directed treatment. As a leader in cardiorenal disease, AstraZeneca is committed to expanding heart failure treatment options, changing the way we treat this complex disease to improve patient outcomes."

The CHMP recommendation states Forxiga is indicated in adults for the treatment of symptomatic chronic HF.

Results from the DELIVER Phase III trial in patients with HFpEF and HFmrEF showed that Forxiga reduced the composite outcome of cardiovascular (CV) death or worsening of HF by 18% (16.4% in the dapagliflozin group and 19.5% in the placebo group [p<0.001, absolute risk reduction [ARR] 3.1%] over a median follow-up of 2.3 years)1. The treatment effect was consistent across the LVEF range, without evidence of attenuation of effect by LVEF1. Additionally, the pre-specified, patient level, pooled analysis of the DELIVER and DAPA-HF Phase III trials demonstrated that Forxiga reduced the risk of CV death by 14% (p=0.01, ARR 1.5%), death from any cause by 10% (p=0.03, ARR 1.5%), and total (first and repeat) hospitalisation for HF (hHF) by 29% (p<0.001, ARR 6%) over the median follow-up of 22 months2.

Forxiga (known as Farxiga in the US) is approved for the treatment of patients with HFrEF in more than 100 countries around the world including the US, the EU, China and Japan. It was most recently approved in Great Britain and Turkey to extend the HF indication to include patients across the full spectrum of left ventricular ejection fraction. The HF indication extension application is currently under review in the US and other countries.

Notes

HF
HF is a chronic, long-term condition that worsens over time7. It affects nearly 64 million people globally8 and is associated with substantial morbidity and mortality9. Chronic HF is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden10. There are several types of HF often defined by LVEF, a measurement of the percentage of blood leaving the heart each time it contracts, including: HFrEF (LVEF less than or equal to 40%), HFmrEF (LVEF 41-49%) and HFpEF (LVEF greater than or equal to 50%)11. Approximately half of all HF patients have HFmrEF or HFpEF, with few therapeutic options available11,12.

DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) was an international, multi-centre, parallel-group, randomised, double-blinded Phase III trial in 4,744 patients with HFrEF, with and without type-2 diabetes (T2D), designed to evaluate the effect of Forxiga 10mg, compared with placebo, given once daily in addition to standard of care (SoC). The primary composite endpoint was time to the first occurrence of a worsening HF event (hospitalisation or equivalent event, i.e. an urgent HF visit), or CV death. The median duration of follow-up was 18.2 months. Key secondary endpoints included the total number of hHF (including repeat admissions) and CV deaths, change from baseline to 8 months in the total symptom score on the Kansas City Cardiomyopathy Questionnaire (KCCQ)13.

DELIVER

DELIVER was an international, randomised, double-blind, parallel-group, placebo-controlled, event-driven Phase III trial designed to evaluate the efficacy of Forxiga, compared with placebo, in the treatment of HF patients with LVEF greater than 40%, with or without T2D. Forxiga was given once daily in addition to background therapy (regional SoC for all comorbidities, including diabetes and hypertension, with the exception of concomitant use of a sodium-glucose cotransporter 2 (SGLT2) inhibitor)14. DELIVER is the largest clinical trial to date in HF patients with LVEF above 40%, with 6,263 randomised patients14.

The primary composite endpoint was the time to first occurrence of CV death, hHF or an urgent HF visit. Key secondary endpoints include the total number of HF events (hHF or urgent HF visit) and CV death, change from baseline in the total symptom score of the KCCQ at eight months, time to the occurrence of CV death and time to the occurrence of death from any cause14.

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Forxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas13,15,16. Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and chronic kidney disease (CKD) 4,8,17,18.
Forxiga is approved in adults and children aged 10 years and above for the treatment of insufficiently controlled T2D mellitus as an adjunct to diet and exercise. Forxiga is also approved for the treatment of HFrEF in adults and the treatment of CKD in adults based on the findings of the DAPA-HF and DAPA-CKD Phase III trials.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References

1.   Solomon S, et al. Dapagliflozin in Heart Failure with Mildly Reduced or Preserved Ejection Fraction. N Engl J Med. 2022;387:1089-1098.
2.   Jhund P, et al. Dapagliflozin and outcomes across the range of ejection fraction in patients with heart failure: a patient-level pooled analysis of DAPA-HF and DELIVER. Nature Medicine. 2022;28:1956-1964.
3.   AstraZeneca Press Release [Internet]. New data show Farxiga significantly lowers the risk of cardiovascular death in patients with heart failure [cited 2022 Nov 23]. Available from: https://www.astrazeneca.com/media-centre/press-releases/2022/farxiga-lowers-risk-cv-death-heart-failure.html.
4.   Mayo Clinic [Internet]. Heart failure [cited 2022 Nov 23]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
5.   Dickstein K, et al. ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure 2008: the Task Force for the Diagnosis and Treatment of Acute and Chronic Heart Failure 2008 of the European Society of Cardiology. Developed in collaboration with the Heart Failure Association of the ESC (HFA) and endorsed by the European Society of Intensive Care Medicine (ESICM). Eur Heart J 2008; 29:2388-2442.
6.   Warraich HJ, et al. Physical function, frailty, cognition, depression, and quality of life in hospitalized adults ≥60 years with acute decompensated heart failure with preserved versus reduced ejection fraction. Circ Heart Fail. 2018;11:e005254.
7.   Cleveland Clinic [Internet]. Heart failure [cited 2022 Nov 23]. Available from: https://my.clevelandclinic.org/health/diseases/17069-heart-failure-understanding-heart-failure.
8.   Vos T, et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet. 2017;390(10100):1211-59.
9.   Mozaffarian D, et al. Heart disease and stroke statistics-2016 update. Circulation. 2016;133(4):e38-360.
10.  Azad N, et al. Management of chronic heart failure in the older population. J Geriatr Cardiol. 2014;11(4):329-37.
11.  Heidenreich PA, et al. 2022 AHA/ACC/HFSA Guideline for the Management of Heart Failure: A report of the American College of Cardiology/American Heart Association Joint Committee on Clinical Practice Guidelines. J Am Coll Cardiol. 2022;79(17):e263-421.
12.  Dunlay SM, et al. Epidemiology of heart failure with preserved ejection fraction. Nat Rev Cardiol 2017;14(10):591-602.
13.  McMurray JJV, et al. Dapagliflozin in patients with heart failure and reduced ejection fraction. N Engl J Med. 2019;381(21):1995-2008.
14.  Solomon SD, et al. Dapagliflozin in heart failure with preserved and mildly reduced ejection fraction: rationale and design of the DELIVER trial. Eur J Heart Fail. 2021;23(7):1217-25.
15.  Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med. 2020;383(15):1436-46.
16.  Wiviott SD, et al. for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. N Engl J Med. 2019;380(4):347-57.
17.  Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States [cited 2022 Nov 23]. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html.
18.  National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease [cited 2022 Nov 23]. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary